Exhibit 99.1

Financial calendar

Financial calendar for BW LPG Limited

FINANCIAL YEAR 2024

22.08.2024 - Half-yearly Report

02.12.2024 - Quarterly Report - Q3

This information is published pursuant to the requirements set out in the Continuing obligations.